January 4, 2010

Mr. Robert W. Zapp
Chief Executive Officer and President
Bank of Kentucky Financial Corporation
111 Lookout Farm Drive
Crestview Hills, Kentucky 41017

Re: **Bank of Kentucky Financial Corporation**
File No. 001-34214
Form 10-K for the fiscal year ended December 31, 2008
Definitive Schedule 14A filed March 26, 2009
Form 10-Q for the period ended March 31, 2009
Form 10-Q for the period ended June 30, 2009
Form 10-Q for the period ended September 30, 2009

Dear Mr. Zapp:

We have reviewed your filings and have the following comments. Our accounting review is limited to the specific comments issued. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. Please undertake to include in your future annual filings, as required by General Instruction D (2) (a), the signature of both your principal financial officer or officers and your controller or principal accounting officer. Please identify under the signature line, the person(s) serving in that capacity.

2. Please correct the file number on the cover page of your Form 10-K.

Schedule 14A

3. Please provide to us and undertake to include in your future filings, a more detailed description of the business experience of your each of your directors as required by Item 401 (e) (1). Please disclose the principal business of any corporation or other organization. Please include "a brief explanation . . . as to the nature of the responsibility undertaken by the individual in prior positions." Please comply with the requirement that you disclose "information relating to the level of his professional competence, which may include, depending upon the circumstances, such specific information as the size of the operation supervised."

Form 10-K for the fiscal year ended December 31, 2008

Business, General, page 3

4. Please provide to us and undertake to include in your future filings, revision of the first paragraph to report the amount of revenues, profit or loss and total assets for each of your last three fiscal years, as required by Item 101(b) of Regulation S-K.

5. Please provide to us and undertake to include in your future filings a brief discussion regarding your participation in the Troubled Asset Relief Program and any other federal programs recently adopted or enhanced in response to the recession. Discuss how you will be affected by the government curtailing or ending each program.

6. Please provide to us and undertake to include in your future filings, a revised second paragraph that discloses that almost seventy five percent of your loans are

real estate related with more than forty one percent of your loans being
commercial (non residential) real estate loans.

7. Please provide to us and revise the second paragraph to describe the business
   done and intended to be done by you, as required by Item 101 (c)(1) of Regulation
   S-K. Please address any changes in your business as a result of the recession
   including increase in non-performing assets, defaults and foreclosures and
   increases in borrowings from the federal government. Briefly describe any
   changes in policies and/or programs to prevent or minimize foreclosures, any
   changes in the standards you use to extend credit and any changes in the number
   or amounts of loans you originate.

Loan Maturity Schedule, page 5

8. Please provide to us and undertake to include in your future filings, a complete
   table with the maturities of all your loans.

9. We note that most of your loans have adjustable interest rates. Please provide to
   us and undertake to include in your future filings analysis of the percentage of
   loans that are adjustable and a table showing timing of interest rate resets.

Competition, page 13

10. Please provide to us and revise this section to describe competitive conditions, as
    required by Item 101(c) (1) (x) of Regulation S-K, including but not limited to the
    following:
    - an estimate of the number of your competitors that operate in those
      markets; and
    - an estimate of your competitive position.
    Please discuss the extent to which you compete with national and international
    financial institutions that have far greater resources and are able to offer lower
    rates on loans and higher rates on deposits than you and offer a broader range of
    products and services.

CPP Participation, page 15

11. Please provide to us and undertake to include in your future filings, revision of your disclosure relating to the Troubled Asset Relief Program as follows:
    - disclose the reasons for your applying to receive funds from the Treasury;
    - disclose how you determined the amount of funds that was necessary;
    - disclose how you have used or plan to use the TARP funds; and
    - disclose any plans to repurchase the preferred stock and/or warrants.

12. Please provide to us and undertake to include in your future filings discussion of how your participation in the Capital Purchase Program has or may in the future:
    - impact the holders of any outstanding senior classes of your securities;
    - impact the rights of your existing common shareholders;
    - dilute the interests of your existing common shareholders;
    - require you to expand your board of directors to accommodate Treasury Department appointments to it;
    - require you to register for resale securities you have issued to the Treasury Department; and
    - impact how you operate your company, for example, how the terms of participation will require you to restructure your executive compensation arrangements.

Residential Real Estate Loans, page 5

13. Please provide to us and undertake to include in your future filings, more detail including but not limited to the following:
    - address the risks to you of adjustable rate loans in terms of increasing delinquencies and foreclosures when rates reset;
    - disclose the extent these loans are conforming or non conforming and provide data for each;" and
    - disclose the extent to which your portfolio contains subprime, "alt A" loans, no or little documentation loans, interest-only and option ARM loans.

Risk Factors, page 20

14. Please provide to us and undertake to include in your future filings, revision of this section to comply with Item 503(c) of Regulation S-K which requires that you disclose in this section "the most significant factors that make the offering speculative or risky." Item 503(c) specifically notes that an issuer should not

present risks that apply to any issuer or any offering. Please review all risks and remove or particularize those that do not comply including, but not limited to, those relating to "general economic conditions (page 20) "changes in accounting policies and estimates" (page 22) and senior management (page 23).

15. Please provide to us and undertake to include in your future filings, revision of each of your sub captions, to comply with the following:
    - Item 503(c) which requires that you set forth each risk factor under a sub caption that adequately describes the risk;
    - sample comment 36 to Staff Legal Bulletin No.7, which directs that you revise each subheading to "ensure it reflects the risk that you discuss in the text." rather than "merely state a fact about your business…succinctly state in your subheadings the risks that result from the facts or uncertainties;" and
    - sample comment 37 to Staff Legal Bulletin No.7, which directs that you revise each subheading to eliminate language that is "too vague and generic to adequately describe the risk that follows."

    For instance, the caption to your second risk factor which merely states you are subject to interest rate risk does not comply with the applicable requirements. For instance, the caption on page 22 which states "capital and credit markets have experienced unprecedented levels of volatility" does not comply.

16. Please provide to us and undertake to include in your future filings, revision of each risk factor to comply with the following:
    - Securities Act Release No. 33-7497 which requires that you "place any risk factor in context so investors can understand the specific risk as it applies to your company and its operations;"
    - sample comment 34 to Staff Legal Bulletin No.7, which directs that you provide the information investors need to "assess the magnitude" of each risk and "explain why" each risk may result in a material adverse effect on you; and
    - sample comment 38 to Staff Legal Bulletin No.7, which directs that you include "specific disclosure of how your [operations] [financial condition] [business] would be affected" by each risk.

    For instance, in the risk factor on page 21 regarding allowance for loan losses, address the trends in your non performing loans and in the economic conditions in the markets that increase these risks. For instance, in the risk factor on page 22 regarding "interest rate risk," address the risks to you from the fact that most of your loans have adjustable interest rates.

17. Please provide to us and undertake to include in your future filings, a risk factor relating to your liquidity and regulatory capital given your borrowings from the Treasury's TARP program.

18. Please provide to us and undertake to include in your future filings, a risk factor relating to risks associated with your concentration of eighty percent of your loans in real estate in a small geographic area.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 28

19. Please provide to us and undertake to include in your future filings, revision to include an overview with meaningful disclosure and analysis relating to your business condition, financial condition and results of operations consistent with Release No. 33-8350 including, but not limited to, the following:

    - provide a balanced, executive-level discussion, in addition to the tables, that identifies the most important themes or other significant matters with which management is concerned primarily in evaluating the company's financial condition and operating results;
    - identify and provide insight into material opportunities, challenges and risks that you face, on which your executives are most focused for both the short and long term such as:
        - your need for additional capital as evidenced by your borrowings from the Federal government under the Troubled Asset Relief Program;
        - how you have been effected by the financial and credit crisis;
        - the extent of your loan portfolio attributable to real estate loans;
        - the economic recession in your market areas;
        - the rise of loan defaults and foreclosures at your institution;
        - the drop in real estate prices, real estate sales and new construction in your market areas; and
        - the rise in unemployment in your market areas; and
    - identify and provide insight into the actions you are taking to address each of the serious challenges and risks that you face including, but not limited to, changing your standards for making loans and for investing in securities and any plans you have to raise additional capital through government programs and/or other means.

20. Please provide to us and undertake to include in your future filings, revision of this section in its entirety to comply with Item 303 and Release No. 33-8350 by identifying and analyzing known trends, events, demands, commitments and uncertainties that are reasonably likely to have a material effect on your financial condition or operating performance including, but not limited to, analysis of the following:

   - how the deterioration of the real estate market and the economy in your markets has affected you and how the continued deterioration may affect you;
   - trends in the allowance for loan losses;
   - trends in the provision for credit losses;
   - trends in the amount of loans charged off;
   - trends in the amount of non-accrual loans;
   - trends in the amount of impaired loans; and
   - trends in the number and percentage of your loans that are overdue.

21. Please provide to us and undertake to include in your future filings, disclosure of your obligations to the federal government under the various programs and your compliance to date including, but not limited to, the following:

   - your agreement to "expand the flow of credit to U.S. consumers and businesses on competitive terms;" and
   - your agreement "to work diligently, under existing programs, to modify the terms of residential mortgages."

   Please provide analysis of changes in 2008 from 2007 and 2006 in the number and aggregate amount of each of the following: new loans originated; loans refinanced; and loans modified. Please distinguish between consumer loans, residential real estate loans, and commercial loans.

22. Please provide to us and undertake to include in your future filings analysis of how your participation in the Troubled Asset Relief Program effects you and your shareholders including but not limited to the following:

   - the extent to which it impacted how you operate your company;
   - any material effect on your liquidity, capital resources or results of operations;
   - its impact on your capital ratios, income available to common stockholders; and
   - the limits and requirements relating to executive compensation established by Section 111 of the Emergency Economic Stabilization Act of 2008 and the applicable rules issued by the Department of Treasury.

Form 10-Q for the Quarterly Period Ended September 30, 2009

Part I. – Financial Information

Item 1. Financial Statements

Notes to Condensed Consolidated Financial Statements

Note 9 – Fair Value, page 15

23. Please provide to us and undertake to include in your future filings the disclosures
    required by ASC 310-10-50-15a. Please note that such disclosures are required as
    of each balance sheet date, including quarterly periods.

Item 2. Management's Discussion and Analysis of Financial Condition and Results of
Operations

24. We note the continued increase in impaired loans during fiscal 2009 as well as the
    allowance for loan losses associated with these loans. and undertake to include in
    your future filings revised disclosure to more clearly explain the methods used to
    measure impairment. Disclose the reasons why a significant portion o your
    impaired loans did not appear to require a specific reserve. If you have a
    significant amount of loans measured for impairment based on the collateral
    value, please disclose the following:

    - How and when updated third party appraisals are obtained and how this
      impacts the amount and timing of recording the loan loss provision and
      charge-offs;
    - Whether you make any adjustments to the appraisals and why;
    - Type of appraisals, such as "retail value" or "as is value";
    - How partially charged-off loans measured for impairment based on the
      collateral value are classified and accounted for subsequent to receiving an
      updated appraisal. For example, disclose whether the loans are returned to
      performing status or whether they remain as nonperforming;
    - Typical timing surrounding the recognition of a loan as nonaccrual and
      recording of any provision or charge-off;
    - Procedures performed between receipt of updated appraisals to ensure
      impairment of loans measured for impairment based on collateral value
      are measured appropriately;
    - How you determine the amount to charge-off; and
    - In the event external appraisals are not used to determine the fair value of
      the underlying collateral or where the appraisal has not been updated,
      discuss your processes and procedures for estimating the value of the

collateral for those loans. We note your statement appearing in Note 9 - Fair Value that loans classified as Level 3 had older appraisals and required the use of other unobservable inputs.

25. Given the continued increase in the level of nonperforming loans during fiscal 2009, and undertake to include in your future filings in tabular format, a breakdown of these nonperforming loans by loan type. You should also consider disclosing all of the information pursuant to Item III. C. of Guide III.

* * * * * * * * * * * * *

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:
- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing;   and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Christina Harley at 202-551-3695 or Marc D. Thomas at 551-3452 if you have questions regarding comments on the financial statements and related matters. Please contact either Jonathan E. Gottlieb at (202) 551-3416 or me at (202) 551-3434 with any other questions.

Sincerely,

Michael Clampitt
Senior Attorney